February 13, 2007

VIA FACSIMILE

Julien Bourgeois, Esq.
Dechert LLP
1775 I Street, NW
Washington, DC 20006

Re: Initial Registration Statement on Form N-1A
        Fidelity Rutland Square Trust II
        File Nos. 333-139427/811-21991

Dear Mr. Bourgeois:

        The staff reviewed the above-referenced initial registration statement, filed with the Commission on December 15, 2006. Based on our review, we have the following comments. Page references are to the pages in the courtesy copy provided to the staff, and Item references are to the Item numbers set forth in Form N-1A.

        The comments below apply to each prospectus but the page numbers reference the Fidelity Strategic Advisers Small Cap Portfolio Prospectus. Comments apply to each prospectus unless a comment is not applicable to a particular prospectus.

   1.   Cover Page

        Please include the name of the Trust. Item 1(a)(1).

   2.   Principal Investment Risks (page 3)

        The disclosure states that the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation. Please confirm that the Fund is sold through an insured depository institution. Item 2(c)(1)(iii).

   3.   Fee Table (page 4)

        Please remove the two effective date columns from footnote "B" in the fee table or explain why they are included.

4.   Fund Basics (page 5)

        Please define Strategic Advisers, Inc. as the adviser/manager of the Fund.

5.   Portfolio Holdings

        Please disclose that a description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is available (i) in the Fund's SAI or (ii) on the Fund's website. Item 4(d).

6.   Fund Management (page 10)

        Please describe the manager's experience. Item 5(a)(1)(i).

7.   Fund Management (page 10)

        Please include a statement that the basis for the board's approval of the advisory agreement is available in the annual or semi-annual report to shareholders. Item 5(a)(1)(iii).

8.   Fund Distribution (pages 10-11)

        Please provide additional disclosure to distinguish between the Initial Class and Investor Class of shares.

9.   Trustees and Officers (page 19 of SAI)

        Please revise the format of this section to comply with the Item 12 disclosure. For example, the management information should be in a table format.

10.   Financial statements, exhibits, and other information

        Financial statements, exhibits, and other information not included in this registration statement should be filed by pre-effective amendment.

11.   Tandy Comment

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment; please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendments to the registration statement. After all issues have been resolved, the Registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6758. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at lamontr@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should include a reference to zip code 20549-4644.

Sincerely,

Robert S. Lamont, Jr.
Senior Counsel
Office of Insurance Products